The Clorox Company

Built to Thrive

FY25 INTEGRATED ANNUAL REPORT
EXECUTIVE SUMMARY

In a world of constant change, we stay grounded in what's helped us prosper for over 100 years and continues to drive us today — delivering superior value and experiences for consumers through our enduring brands.

Our IGNITE-led focus makes us **Built to Thrive** as we continue evolving with purpose, transforming boldly and innovating ahead of tomorrow's needs to unlock new opportunities for growth.



Purpose

We champion people to be well and thrive every single day.



Vision

Exceptional innovators who earn people's enduring loyalty.



Objective

Deliver purpose-driven growth.



Table of Contents

This document is an abbreviated version of The Clorox Company's FY25 Integrated Annual Report. Please see the full report (thecloroxcompany. com/annualreport) for comprehensive updates, our assurance letter (pages 30-33) and detailed endnotes related to our disclosures (pages 45-46). Visit our Sustainability Data Hub at https://clorox.metrio.net to view progress over time.

FY25
By the Numbers



112
years in business

$7.1B
net sales

80%
of sales from brands that are No. 1 or No. 2 in categories

~100
markets globally

~60%
of portfolio has superior consumer value*



$24M
U.S. corporate product donations in 2024

100%
zero-waste-to-landfill in global plants**

Our growth is powered by our people.

~7,600
employees worldwide

All Employees
35% Women (global)
42% People of Color (U.S.)

Board of Directors
42% Women (global)
25% People of Color (U.S.)

Clorox Executive Committee
54% Women (global)
23% People of Color (U.S.)

*As measured by our consumer value metric.
**Where infrastructure allows in global manufacturing plants where we have greater than 50% operational control.
As of June 30, 2025, unless stated otherwise.
Visit our Sustainability Data Hub at https://clorox.metrio.net to view progress over time and additional workforce representation metrics.

Dear Stakeholder,



In fiscal year 2025, our performance reflected resilience in the face of complexity, as we continued to navigate the remaining impacts from the August 2023 cyberattack, macroeconomic and geopolitical uncertainties, and preparation for our Enterprise Resource Planning, or ERP, system transition in the U.S.

Against these headwinds we grew overall market share and organic sales, delivering over 200 basis points of gross margin expansion and solid adjusted EPS growth as we continued to enhance our portfolio of superior leading brands.

We are confident that IGNITE continues to be the right strategy for Clorox. We've stayed sharply focused on execution and made meaningful progress toward our long-term goals, including:

- **Fuel Growth:** By optimizing operations and reducing waste, we're able to invest in our brands and expand margins, ensuring we're ready for the future. We continued to utilize our hallmark cost-savings program and holistic margin management toolbox and returned gross margin to pre-pandemic levels in a challenging operating environment. We also started to scale new systems and capabilities to drive cost savings across our portfolio, enabling reinvestment in strategic growth initiatives.

- **Innovate Experiences:** This year we launched innovations across all major brands, supported by an AI-enabled digital core that accelerated our innovation cycle time by 65% and turned insights into superior experiences across different consumer needs. We bolstered our brands with advertising that reinforced trust and relevance, all while leveraging our personalization strategy to achieve top-quintile return on investment among consumer packaged goods companies.

- **Reimagine Work:** With our digital transformation and operating model acting as catalysts for more efficient and consumer-centered ways of working, we took significant steps to build the skills and culture that empower our teams to move faster, adapt more effectively, and succeed together.

- **Evolve the Portfolio:** We're taking action to strengthen our core and respond to consumer trends to ensure enduring brand relevance. This year's strategic actions — including the completed divestiture of the vitamins, minerals and supplements, or VMS, business and winding down the Glad bags and wraps joint venture with Procter & Gamble by the end of January 2026 — position us for more consistent, profitable growth and a higher structural growth rate.

Living our values as a responsible business remains fundamental to how we champion people to be well and thrive every single day. This approach extends to how we support teammates and communities and foster a workplace where everyone can flourish.

Our ability to meet the needs of a diverse consumer base is what keeps our trusted brands strong over time. That's why we support an inclusive workplace where different experiences, perspectives, and ideas help us grow, adapt, and better serve our consumers. By prioritizing the physical, mental, and financial well-being of our teammates through a combination of benefits, programs, and resources, we create an environment where they can thrive both professionally and personally. Safety remains core to how we work every day, and we maintain a recordable incident rate significantly below industry average. This year, we accelerated leadership development and built the critical capabilities needed to harness transformative technologies and win with consumers through learning initiatives, including in-depth curriculum for growth and key functional roles, global inclusive culture development, and technical AI and ERP training.



When the planet thrives, people thrive. That's why we continue to embed sustainability into our business to unlock value, minimize risk, and strengthen our stewardship of both our brands and the resources that create them. This year, we reached 100% zero-waste-to-landfill, or ZWtL, status across our global plants, underscoring our dedication to reducing waste and managing resources responsibly. We launched the Clorox Climate Partners program to collaborate with key suppliers on tackling shared environmental challenges and identifying new growth opportunities. We also continued to make contributions to the communities where we live and work, including supporting relief efforts after the devastating California wildfires, floods in Texas, and other natural disasters. We will continue to sharpen our focus on areas most critical to our business in the near term while creating lasting value.

As we look to the future, we're focused on driving profitable category growth, maintaining margin discipline, and creating long-term value. At the same time, we remain grounded in the realities of a dynamic environment and heightened consumer expectations. Importantly, consumers continue to seek brands that offer superior experiences and value, and we're meeting that call with greater personalization, speed, and innovation.

Our digital transformation is accelerating this progress. Most recently, we evolved our marketing approach with a social-first strategy that brings greater efficiency and precision to how we reach and engage with consumers. Additionally, the rollout of our ERP system in the U.S. at the start of fiscal year 2026 lays the foundation to further streamline operations, more effectively grow revenue, and respond to consumer needs with greater agility. While we're early in scaling this work, we're already seeing strong momentum as we build a more adaptive organization capable of delivering on our top- and bottom-line goals.

Fueled by our IGNITE strategy and guided by our values, we are taking the right steps to position Clorox for the future — all while being more consumer-obsessed, faster, and leaner. Our fiscal year 2026 plan sets a strong foundation for new, scalable innovation platforms as we reinvigorate category growth and drive solid margin and earnings performance. Through it all, we are transforming Clorox to deliver more consistent, profitable growth and enhance long-term shareholder value.

To our incredible teammates: thank you for the dedication, grit, and heart you bring to this journey every day. And to our investors and partners: thank you for your trust and partnership as we continue to build a stronger, more resilient company for the future.

Linda

Linda Rendle
Chair and Chief Executive Officer

 **Fueled by our IGNITE strategy and guided by our values, we are taking the right steps to position Clorox for the future — all while being more consumer-obsessed, faster, and leaner.**



Financial Performance

Net Sales
($ millions)



FY23	FY24	FY25
$7,389	$7,093	$7,104

Net Sales Growth
(vs. year ago)



FY23	FY24	FY25
4%	-4%	0%

Adjusted EBIT Margin[1]
(as a % of net sales) (non-GAAP)



FY23	FY24	FY25
12.4%	14.7%	18.5%

Economic Profit[2]
($ millions) (non-GAAP)



FY23	FY24	FY25
$397	$573	$756

Adjusted EPS[3]
(non-GAAP)



FY23	FY24	FY25
$5.09	$6.17	$7.72

Free Cash Flow[4]
(% of net sales) (non-GAAP)



FY23	FY24	FY25
12.6%	6.8%	10.7%

Sales by Segment

- **38%** Health and Wellness
- **28%** Household
- **18%** Lifestyle
- **15%** International
- **1%** Corporate and Other

Health and Wellness

Cleaning
Clorox
Clorox 2
Pine-Sol
Scentiva
Tilex
Liquid-Plumr
Formula 409

Professional Products
CloroxPro
Clorox Healthcare

Household

Bags and Wraps
Glad

Cat Litter
Fresh Step
Scoop Away

Grilling
Kingsford

Lifestyle

Food Products
Hidden Valley

Water Filtration
Brita

Natural Personal Care
Burt's Bees

International

Clorox
Glad
Poett
Brita
Burt's Bees

Pine-Sol
Ever Clean
Clorinda
Fresh Step

Corporate and Other

Vitamins, Minerals and Supplements*
Rainbow Light
Natural Vitality
NeoCell
RenewLife

* The company completed the divestiture of its Better Health VMS business on Sept. 10, 2024.

IGNITE Financial Progress

	ANNUAL GOALS	IGNITE PROGRESS*
Sales Growth	+3 to 5%	2.3% (6-year compound annual growth rate)
Adjusted EBIT Margin Improvement	+25 to 50 Basis Points	+8 basis point (6-year average)[i]
Free Cash Flow % of Sales	11 to 13%	12% (6-year average)[ii]

* As of and for the fiscal year ended June 30, 2025.

[i] Adjusted EBIT (a non-GAAP measure) represents earnings (losses) before income taxes (a GAAP measure), excluding interest income, interest expense and other significant items that are nonrecurring or unusual (such as the pension settlement charge, incremental costs, net of insurance recoveries, related to the cyberattack, asset impairments, charges related to the streamlined operating model, charges related to the digital capabilities and productivity enhancements investment, significant losses/(gains) related to acquisitions/divestitures and other nonrecurring or unusual items). Adjusted EBIT margin is the ratio of adjusted EBIT to net sales. The five-year average adjusted EBIT margin growth/decrease is calculated as the sum of the growth/decrease in adjusted EBIT margin between each of fiscal years 2019 and 2020, 2020 and 2021, 2021 and 2022, 2022 and 2023, 2023 and 2024, and 2024 and 2025 divided by six.

[ii] Free cash flow (a non-GAAP measure) represents net cash provided by operations less capital expenditures. The five-year average free cash flow is calculated as the average free cash flow as a percentage of net sales for fiscal years 2025, 2024, 2023, 2022, 2021 and 2020.



IGNITE
Integrated Strategic Choices

Fuel Growth

Widen the funnel on how we deliver cost savings, leveraging technology and sustainability to generate fuel for growth.

Innovate Experiences

Turn data into insights to build purpose-driven, personalized brands and deliver bigger, stickier innovation platforms while enhancing consumer shopping experiences — allowing us to better serve people.



Reimagine Work

Galvanize our people with a bolder, more inclusive workplace in which we simplify our operations and use technology to be more consumer obsessed, faster and leaner than ever before.

Evolve the Portfolio

Broaden our playing field in and around our core business, emphasizing consumer megatrends, including sustainability, and continue to lean into enhanced wellness.







Powering What's Next

By optimizing operations, we fuel our ability to invest in our brands and expand margins, ensuring we're ready for the future.



Margin Momentum

Delivered gross margin expansion through an integrated, holistic margin management approach that leverages data, technology and an innovative operating model to enable informed and timely decision-making.



Waste Goal Achieved

Achieved zero waste to landfill across all plants, a sustainability milestone that represents cost reduction, efficiency improvements and streamlined supply chain practices.



Smarter Shelf Strategy

Continued scaling strategic price pack architecture across Pine-Sol and Kingsford products to optimize size variations while improving margins, growing category share and leading to more value for our customers and consumers.





Integrated Business Planning

Leveraged data and AI to accelerate efficiency and effectiveness in business planning, resulting in reduced operational costs and improved customer service levels through a more agile supply chain, improved forecast accuracy and optimized execution.



Kingsford Blends Flavor, Value and Partnership

Kingsford is fueling growth by focusing on expanding household penetration and usage occasions while creating scaled value through strategic net revenue management. The brand continues to build out a robust innovation pipeline, including seasonal products and co-branded activations that deliver meaningful consumer value while protecting profitability.

At the heart of Kingsford's approach is designing for value. The brand prioritizes consumer-led packaging design and platform innovation that enhances the grilling experience and deepens consumers' emotional connections. Recent high-profile collaborations and dynamic tailgate activations have reignited Kingsford's cultural relevance and reinforced its iconic place in the world of sport and flavor.

Equally important is Kingsford's focus on developing stronger connections with retailers. Moving beyond transactional sales, the brand is building long-term partnerships with major retailers rooted in shared business goals, collaborative planning and joint storytelling. Kingsford has successfully demonstrated the strength of these partnerships with the brand's presence at key internal retailer events, such as immersive activations at annual sales planning conferences.

This integrated approach combines innovation, value and retailer partnership to help Kingsford stay ahead in a competitive category while deepening loyalty with consumers and customers alike.

Innovate Experiences

Designing for Everyday Impact

Unlocking consumer value with modernized capabilities to deliver superior and meaningful experiences across our brands.



Scaling Personalization

Achieved top-quintile return on investment in consumer packaged goods advertising* through personalization, giving us conviction to lean in further and target 50% of media spending for one-on-one consumer engagement.



Platform Evolution

SCENTIVA

Delivered superior value through Scentiva's elevated fragrance experience, Fresh Step's odor control technology and Glad's smart solutions for everyday waste and storage needs.







Fresh Step
HEAVY DUTY

Redefining Category Excellence

Executed impactful integrations with leading retailers and restaurants, like driving Glad's standout performance as the top selling household item on Amazon Prime Day and delivering exciting Hidden Valley Ranch offerings across food and flavor with Burger King and Taco Bell.



Accelerating Breakthroughs

Leveraged digital core tools that are aided by AI to reduce innovation cycle time by 65%, drive higher consumer interest and triple our idea pipeline, positioning us to accelerate innovation for years to come.



Innovative Collaborations

Amplified consumer engagement through buzzworthy partnerships. Creative pairings like Hidden Valley Ranch with DiGiorno and Hot Pockets, Kingsford Beercoal with Miller Lite, or Burt's Bees with Mike's Hot Honey, demonstrate how we deliver unique experiences that build loyalty with existing consumers as well as reaching new ones.



DIGIORNO
SPICY RANCHERONI THIN CRUST
Ranch
HOT POCKETS
RANCH LOVERS PEPPERONI
Ranch
4

*By our own measure.

Clean Feels Good

Clorox's new brand platform redefines the emotional power of clean by connecting everyday cleaning moments to the small but satisfying joys everyone experiences in life. Built on research from global neurotechnology leader Emotiv, the campaign set out to answer one question: how good does clean *really* feel?



In a first-of-its-kind experiment, consumers were monitored using electroencephalography technology to measure brain activity linked to joy, enthusiasm and motivation. The results revealed surprising emotional benefits. For example, 37% of participants reported feeling better cleaning the toilet than petting puppies.* Even more unexpectedly, wiping down the kitchen counter triggered brain responses 6% more positive than getting a massage.

WHAT feels BETTER:
CLEAN OR YOUR DOG?

These findings show that it's not just the end result of a clean space that sparks joy — it's the act of cleaning itself. Simple tasks like scrubbing a sink or wiping a surface created uplifting emotional responses comparable to watching a funny video or getting a manicure.

Clorox brought this insight to life through a 360-degree campaign that features real people and real reactions. The work elevated the brand's impact beyond functional benefits, fostering a deeper connection with consumers and strong brand consideration.

*Emotiv 2025 Study: Participants from Jan. 12–14, 2025, to explore how different activities affected brain signatures. Using EEG, the study compared brain activity in response to three cleaning activities and seven feel-good activities.

FY25 Innovations





Brita

Brita Cherry Blossom & Misty Lilac Pitchers

Brita Plus Pitcher & Dispenser System

CLOROX
ecoclean
Disinfecting Wipes
CLOROX
SCENTIVA
SCENTIVA TOILETWAND REFILLS
10 COUNT
poett

Clorox & CloroxPro

Clorox EcoClean Disinfecting Wipes

Clorox Scentiva Scented Bleach
Lavender & Jasmine

Clorox Scentiva Toilet Wand Refills
Lavender & Jasmine, Coconut & Waterlily

Poett Multi-Purpose Cleaner
Lavender, Spring, Cotton Softness



BURT'S BEES
party pack
Mike's HOT HONEY

Burt's Bees

Birthday Cake Lip Balm 4-Pack
Birthday Cake, Waffle Cone, Strawberry Shortcake, Cookies & Cream

Burt's Bees Tinted Boosted Lip Balm
Misty Mauve, Rose Knows, Cheeky Cherry

Burt's Bees Rescue Lip Relief
Honey Vanilla, Watermelon, Berry Medley

Burt's Bees x Mike's Hot Honey®
Moisturizing Lip Balm



Pine-Sol

Pine-Sol

Pine-Sol Multi-Surface Cleaner
Cherry Blossom


GLAD
ForceFlex
MaxStrength
Gain

Glad

Glad ForceFlex MaxStrength Trash Bags with 2x Reinforced Top
Fresh Clean, Odor Shield, Gain Original, Gain Lavender

Cat Litter

Fresh Step Heavy Duty Litter

Ever Clean Senior Cat Litter

Fresh Step Health Monitoring Litter


EVER CLEAN
Senior Cat


Fresh Step
HEAVY DUTY
30 DAY


Fresh Step
HEALTH MONITORING LITTER
15 DAY


Ranch
SEASONING
Ranch
SEASONING
Ranch
BLUE CHEESE
Ranch
BLACKENED RANCH
Ranch
BBQ RANCH
Ranch
CRACKED PEPPER
Ranch
CILANTRO LIME

Hidden Valley Ranch

Hidden Valley Ranch — New Ranch Flavors
Blue Cheese, Kickin' Cajun Blackened Ranch, Sweet BBQ, Cracked Pepper, Cilantro Lime

Hidden Valley Ranch — New Seasoning Flavors
Garlic, Creamy Jalapeño


Lite
KINGSFORD
BEERCOAL

Kingsford

Beercoal Charcoal Briquets

Empowering a Culture of Agility

Simplifying operations and leveraging technology as we invest in and empower our people.




Employer of Choice
Achieved an 83% teammate engagement score, reflecting strong pride in Clorox as a workplace and outperforming benchmarks for Fortune 500 companies and the industry.




Advancing Equity
Achieved pay equity for nonproduction teammates for gender globally and race and ethnicity in the U.S.*

Leading With Safety
Reported a recordable incident rate of 0.66, which is significantly lower than the average for goods-producing manufacturing companies**, through teammate involvement and preventive procedures.

* There are no statistically significant differences in pay (at a confidence level of 95%) for gender globally and race/ethnicity in the U.S., accounting for relevant factors such as grade level, location and experience. This outcome reflects our practice of regularly reviewing compensation and addressing any identified disparities.

** Based on the U.S. Bureau of Labor Statistics.


Workforce Investment
Continued to invest in building teammates' technical and strategic skills through targeted learning in Marketing, R&D, Inclusive Culture and other key areas, while also implementing critical training to support our ERP and integrated business planning initiatives.


Transforming Service Delivery
Unlocked value with the establishment of Global Business Services, a strategic initiative aimed at delivering skill-based work in a standardized way to gain effectiveness and efficiency, enabling our teams to focus on core capabilities with the greatest business impact.


Automating Carbon Accounting
Began implementing a carbon management platform to help automate greenhouse gas emissions measurement and enable product-level insights empowering teams to make data-driven decisions on packaging and ingredient sustainability across the portfolio.

Modernizing Capabilities

The past year marked the fourth in Clorox's five-year digital transformation journey to accelerate advanced technologies and processes — an essential investment in our IGNITE strategy to improve capabilities and ways of working. At the heart of this effort is the rollout of our enterprise resource planning system, or ERP, designed to unify fragmented processes, automate workflows and deliver real-time data across key functions to drive smarter decisions and better results.

Following the successful launch of the system in Canada and Global Finance last year, we advanced preparations to deploy the ERP across Finance, Supply Chain and Sales teams in the U.S. This enterprise-wide initiative involved over 38,000 hours of training as well as business scenario testing with nearly 300 teammates. The U.S. release launched at the start of fiscal year 2026, with additional deployments planned for specific plants in the coming months.

This transformation is already enhancing collaboration, streamlining operations and strengthening operational insight through standardized data and predictive analytics. We are confident this transformation will continue to drive significant improvements in operational efficiency, agility and innovation, positioning us for sustained growth in the years ahead.

Embracing What's Ahead

Nurturing a healthy core while evolving to meet changing consumer needs to unlock opportunity and ensure lasting relevance.


Superior Value
Nearly 60% of our portfolio achieved superior brand value, an increase from pre-IGNITE 54% in 2019 and a testament to our strong, trusted brands and the benefits they deliver to the consumer.


Intentional Ingredients
Received the Chemical Footprint Project Frontrunner award and once again recognized as a U.S. Environmental Protection Agency Safer Choice Partner of the Year, reflecting efforts to meet consumer interest in transparency, wellness and safety.




Unifying Operations
Announced intent to wind down the Glad bags and wraps joint venture with P&G by the end of January 2026, in service of a more simplified operating structure to move faster, better serve customers and our consumers while delivering superior value.


Designing Out Waste
Advanced the circularity of our portfolio by introducing packaging formats across Brita, Clorox and Hidden Valley Ranch products that enable consumers to recycle, refill or reuse products or packaging.


Strategic Streamlining
Optimized our portfolio for driving growth and profitability while reducing volatility by divesting our Better Health Vitamins, Minerals and Supplements business.

Meeting Modern Beauty Trends With Industry-First Automation

Burt's Bees has long been a pioneer in natural beauty, earning its leadership status with the iconic yellow tube lip balm that has become a staple for generations. Today, Burt's Bees continues its lip category leadership by exploring innovative new forms and capabilities to deliver products that delight.

That's why the Burt's Bees manufacturing facility in Morrisville, North Carolina, recently introduced a new fully automated line that doubles production efficiency compared to other lines at the plant. This first-of-its kind, in-house line allows us to seamlessly shift production between 12 different product formats to keep up with increasing consumer demand for personal-care variety. The brand's new Tinted Boosted Balm with a vitamin core marks the first product manufactured and shipped as a result of this line, with more in the pipeline.

The new line represents an important collaboration between our Supply Chain and R&D teams, bringing together operational expertise and cutting-edge formulation science. By working closely, these teams have created a system that is both efficient and able to adapt quickly to changing consumer preferences through end-to-end innovation.





FY25
Sustainability Performance Snapshot

Progress Key

Achieved: Met IGNITE goal

Achieved/ongoing: Previously met IGNITE goal; commitment to continue meeting same goal annually through 2030

On track: Meeting internal milestones to achieve goal

In progress: Taking action to achieve goal or set targets; however, internal milestones have not yet been met

Healthy Lives

IGNITE Sustainability Goal/Target	Performance (metrics are global and as of June 30, 2025, unless stated otherwise)	Status	Progress
Employee well-being: Maintain our recordable incident rate of <1.0 with a comprehensive safety management effort striving for an injury-free workplace	Achieved <1.0 RIR every year since goal was announced. In FY25, RIR was 0.66	Achieved/ongoing	
Employee well-being: Enhance health and well-being outcomes as measured by employee utilization of preventive health screenings, with an aspirational composite target of 33%	Achieved a composite utilization rate of 34%, exceeding our aspirational target and UnitedHealthcare's CPG benchmark of 26% as of CY24	Achieved/ongoing	
Product stewardship — transparency: Increase sales of products with targeted certifications and product transparency affiliations for domestic cleaning portfolio 100% by 2025 vs. 2020 baseline	58% increase in sales of products with targeted certifications and product affiliations as of CY24	In progress	
Product stewardship — ingredient management: Improve Chemical Footprint Project survey score for our domestic cleaning portfolio 50% by 2030 with an interim target of 35% by 2025 vs. 2020 baseline	Achieved 2025 interim target to improve score by 35% as of CY23 (the most recent reporting year)	On track	

Clean World

IGNITE Sustainability Goal/Target	Performance (metrics are global and as of Dec. 31, 2024, unless stated otherwise)	Status	Progress
50% combined reduction in virgin plastic and fiber packaging by 2030, per case of product sold vs. 2018 baseline	13% reduction (26% toward 50% goal)	In progress	
100% recyclable, reusable or compostable packaging by 2025	89% of packaging is recyclable, reusable or compostable	In progress	
Double post-consumer recycled plastic in packaging by 2030 (+50% by 2025) vs. 11% 2018 baseline	11% of plastic used in packaging is PCR	In progress	
100% global plants zero waste to landfill by 2025	100% of plants, as of FY25	Achieved/ongoing	
Achieve science-based targets by 2030 vs. a 2020 baseline: • 50% scopes 1 and 2 target	66% reduction in scopes 1 and 2 emissions (market-based method), achieving our target	Achieved/ongoing	
• 25% scope 3 target for purchased goods and services and use of sold products	18% reduction in targeted scope 3 emissions for purchased goods and services and use of sold products	In progress	
100% electricity from renewable energy in the U.S. and Canada	100% achieved our target; committed to continue sourcing 100% renewable electricity for U.S. and Canadian operations	Achieved/ongoing	

Thriving Communities

IGNITE Sustainability Goal/Target	Performance (metrics are global and as of June 30, 2025, unless stated otherwise)	Status	Progress
Employees: Ensure pay equity across gender globally and races/ethnicities in the U.S.	Achieved pay equity for gender globally and for race/ethnicity in the U.S. after making salary adjustments based on our annual pay equity analysis for nonproduction teammates	Achieved/ongoing	
Employees: Achieve an Inclusion Index score for the company in the top quartile	Achieved an Inclusion Index score for the company of 81.5%, exceeding the Perceptyx CPG top quartile benchmark of 80.7%	Achieved/ongoing	

Stewarding Sustainable Growth

Sustainable Supplier Engagement

In fiscal year 2025, we launched Clorox Climate Partners, our supplier engagement program designed to accelerate supplier climate action. With over half of our scope 3 emissions stemming from purchased goods and services, we're working with our most emissions-intensive suppliers — in raw materials, packaging and external manufacturing — to advance us toward our science-based target.

Built to scale and centered on supplier collaboration, Clorox Climate Partners offers clear guidance, practical tools and customized engagement tracks to meet suppliers where they are on their climate journeys. Through strategic partnerships, we're empowering suppliers with the highest manufacturing impacts to our business to create site-specific energy reduction plans. We're also piloting product-level carbon footprint data exchange, which will enable us to embed carbon insights into core business decisions.

By collaborating with our suppliers, we're gaining greater visibility into their reduction action plans and facilitating their alignment with our climate goals. At the same time, we're setting them on a path toward boosting energy efficiency, lowering costs and sparking innovation for better products, while also strengthening our ability to meet emerging regulations and stakeholder expectations.





Eco-Efficient Operations

In a move to improve operational efficiency and reduce our environmental footprint, this year our Clorox manufacturing facility in Aberdeen, Maryland, became our first plant to introduce new electric vehicles, or EVs, for our hostling operations.

In a high-traffic environment, noise reduction is critical for seamless communication. Partnering with our third-party logistics provider, we identified electric hostlers as a solution that cuts emissions while delivering a quieter performance and lower maintenance needs. Unlike traditional diesel vehicles, they eliminate the need for oil changes, engine repairs or transmission work — all of which reduces downtime and drives long-term cost savings.

Since introducing the new hostlers, we've abated more than 33 metric tons of CO_2 emissions. That's equivalent to removing seven gas-powered cars from the road for a year or avoiding the carbon impact of more than 3,600 gallons of diesel fuel.

Additionally, because our Aberdeen facility is powered by 100% renewable electricity*, the move to electric hostlers maximizes the environmental benefits of clean energy, eliminating tailpipe emissions entirely. Electric motors also operate more efficiently, wasting less energy while offering a more comfortable driving experience.

While the transition required infrastructure planning, training and operational adjustments, the collaboration between our team and logistics partners ensured a smooth rollout with learnings that will guide future EV integrations across our enterprise. We are now evaluating opportunities to scale this solution to other manufacturing locations — further reducing emissions and improving operational efficiency companywide.

*Sourced from renewable energy credits and other renewable sources.

Sustainability Priorities

Sustainability is core to how we create value as it helps us manage risk, identify opportunities for innovation and strengthen the resilience of our business and supply chain.

Over the past five years, we've made progress toward our IGNITE sustainability goals, while we further embedded sustainability into our business. As we near the end of our goal period for some of our goals, we are reassessing our sustainability priorities, considering the significant external shifts that have taken place since we launched our goals in 2019.

At the core of this effort is our latest materiality* assessment which prioritizes the areas that could have the greatest risks, impacts or opportunities for our business, society and the environment. We partnered with an independent third party and leveraged AI to provide a data- and stakeholder-informed perspective. The assessment considered a variety of inputs including our enterprise risk assessment; a survey of Clorox executives; regulations; environmental, social and governance raters and standards; media sentiment; as well as investor, customer, supplier and nongovernmental organization priorities.



Of the 24 sustainability topics in our assessment, we identified the following priority areas for Clorox:

- Climate, including risk, resilience, adaptation and GHG emissions
- **Cybersecurity and data privacy**
- Employees, including diversity and inclusion, health, safety and well-being
- **Human and labor rights across the value chain**
- Product and packaging design and life cycle
- Product safety and transparency
- **Responsible sourcing and supply chain management**

While the results were mostly consistent with our previous assessment, the **topics in blue** are newly added to our list of top priorities.

As we revisit our priorities and goals, we will also consider factors such as our business priorities, the regulatory environment, evolutions in sustainability standards and frameworks, as well as industry activity and coalitions to address systemic barriers to sustainability. The underlying intent of this work remains consistent: to ensure we are focusing our resources on the areas that will help us advance near-term priorities and drive long-term value for our company.

The ordering of the topics is alphabetical only.

*Though "materiality" in the U.S. typically refers to financial relevance, our sustainability lens is broader — focusing on topics that could significantly influence our purpose, performance or stakeholder perception, including those with financial implications.

Strong Board Oversight



11 out of 12
independent directors*

5.7
years average board tenure*

Pictured, from left to right: Russell Weiner, Stephen Bratspies, Gina Boswell, Linda Rendle, Julia Denman, Stephanie Plaines, Pierre Breber, Christopher Williams, A.D. David Mackay, Esther Lee, Matthew Shattock. Spencer Fleischer, who will not be standing for re-election at the 2025 annual meeting of shareholders, is not pictured.

Our board of directors provides independent oversight of management and plays an essential role in guiding the company's long-term strategy, risk management and organizational culture. In doing so, the board helps promote alignment with Clorox's purpose, values and commitment to delivering sustainable value for shareholders and other stakeholders.

We believe our board of directors is comprised of directors whose skills, backgrounds and perspectives support effective oversight. In order to effectively fulfill this oversight responsibility, the board receives regular updates from management on a number of topics, including sustainability, enterprise risk management and human capital matters, especially on our teammate pulse checks and annual engagement survey. The board also regularly evaluates its own effectiveness through annual assessments and director self-evaluations, which are designed to enhance effectiveness in alignment with evolving best practices in governance. We also maintain shareholder-friendly policies, including proxy access and the right to call special meetings, reinforcing our commitment to transparency and accountability.

In fiscal year 2025 we welcomed three new directors to the board, Gina Boswell, Stephen Bratspies and Pierre Breber, who bring extensive leadership and operational experience, as well as perspectives that enhance the board's ability to provide effective oversight of the company's strategy. The board also hosted a global town hall with our teammates, where directors shared insights on leadership, resilience and playing to win through challenging times.



*As of June 30, 2025.

Sustainability Governance Structure



Board of Directors — Nominating, Governance and Corporate Responsibility Committee

Chair and CEO

SUSTAINABILITY EXECUTIVE COMMITTEE

Chief Legal and External Affairs Officer (Chair)

- Chief Administrative Officer
- Chief Supply Chain Officer
- President — Care & Connection
- President — Health & Hygiene

SUSTAINABILITY STEERING TEAM

Vice President — Chief Sustainability Officer (Chair)

- Investor Relations Lead
- Human Resources Lead
- Sustainability Reporting Lead
- Communications Lead
- IDEA Lead
- R&D Lead
- Strategic Regulatory Affairs Lead
- Procurement Lead

We continue to leverage our sustainability governance model, which we revamped in 2023, to embed sustainability into our business in ways that support both near-term priorities and long-term value. This enables us to reallocate attention and resources toward areas where we can deliver more meaningful, measurable outcomes — helping us better manage risk and unlock opportunity.

Our governance approach reflects a commitment to progress and transparency, as strong governance and board oversight remain central to these efforts and help us stay accountable. We're also enhancing how we integrate sustainability into the core of business planning, with more tools, data and accountability to create more agile, future-ready businesses. We will continue to report regularly through our annual reports, website updates, dashboards and third-party assessments.

Clorox Board of Directors



Linda Rendle
Chair and Chief Executive Officer, The Clorox Company



Matthew J. Shattock
Lead Independent Director; former Non-Executive Chairman, Beam Suntory Inc.



Gina Boswell
Former Chief Executive Officer, Bath & Body Works, Inc.



Stephen B. Bratspies
Chief Executive Officer, Hanesbrands Inc.



Pierre R. Breber
Former Vice President and Chief Financial Officer, Chevron Corporation



Julia Denman
Corporate Vice President and Head of Internal Audit, Enterprise Risk and Compliance, Microsoft Corporation



Spencer C. Fleischer*
Chairman, FFL Partners LP



Esther Lee
Former Executive Vice President and Global Chief Marketing Officer, MetLife Inc.



A.D. David Mackay
Retired President and Chief Executive Officer, The Kellogg Company



Stephanie Plaines
Former Chief Financial Officer, JCPenney



Russell J. Weiner
Chief Executive Officer, Domino's Pizza Inc.



Christopher J. Williams
Chairman, Siebert, Williams, Shank & Co. LLC

*Not standing for re-election at the 2025 annual meeting of shareholders.
As of June 30, 2025.

Clorox Executive Committee



Linda Rendle
Chair and Chief
Executive Officer



Nina Barton
Executive Vice President
and Group President —
Care & Connection



Luc Bellet
Executive Vice President
and Chief Financial
Officer



Stacey Grier
Executive Vice President
and Executive Chief
of Staff



Angela Hilt
Executive Vice President
and Chief Legal and
External Affairs Officer
and Corporate Secretary



Chris Hyder
Executive Vice President
and Group President —
Health & Hygiene



Kirsten Marriner
Executive Vice President
and Chief Administrative
Officer



Eric Reynolds
Executive Vice President
and Chief Operating and
Strategy Officer



Chau Banks
Senior Vice President
and Chief Information
and Data Officer



Shanique Bonelli-Moore
Vice President and Chief
Diversity and Social
Impact Officer



Gina Kelly
Senior Vice President
and Chief Customer
Officer



Pascal Montilus
Senior Vice President
and Chief Supply
Chain Officer



Michael Ott*
Senior Vice President
and Chief Research &
Development Officer



Eric Schwartz
Senior Vice President and
Chief Marketing Officer

*Retired from the company effective July 1, 2025.

Financial Footnotes

See footnotes below for descriptions of these not generally accepted accounting principles, or non-GAAP, measures, how management uses them, the reasons management believes they are useful to investors and reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. These non-GAAP financial measures should not be considered in isolation or as a substitute for the comparable GAAP measures; should be read in connection with the company's consolidated financial statements presented in accordance with GAAP; and may not be the same as similar measures provided by other companies due to potential differences in methods of calculation or differences in which items are incorporated into these adjustments. For additional details regarding the reconciliation of GAAP and non-GAAP financial measures below, see the company's Current Reports on Form 8-K filed with the Securities and Exchange Commission and in the Investors section of the company's website www.thecloroxcompany.com.

[1]Supplemental Unaudited Reconciliation of Earnings Before Income Taxes to EBIT[i,ii] and Adjusted EBIT[ii,iii]

Dollars in millions Percentages based on rounded numbers	FY25	FY24	FY23
Earnings before income taxes	$ 1,078	$ 398	$ 238
Interest income	(9)	(23)	(16)
Interest expense	88	90	90
EBIT[i,ii]	$ 1,078	$ 465	$ 312
EBIT margin[i,ii]	16.3%	6.6%	4.2%
Loss on divestiture[iv]	118	240	—
Pension settlement charge[v]	—	171	—
Cyberattack costs, net of insurance recoveries[vi]	(70)	29	—
VMS impairment[vii]	—	—	445
Streamlined operating model[viii]	—	32	60
Digital capabilities and productivity enhancements investment[ix]	111	108	100
Adjusted EBIT — non-GAAP[ii,iii]	$ 1,316	$ 1,045	$ 917
Adjusted EBIT margin[ii,iii]	18.5%	14.7%	12.4%
Net sales	$ 7,104	$ 7,093	$ 7,389

[i] EBIT (a non-GAAP measure) represents earnings before income taxes (a GAAP measure), excluding interest income and interest expense, as reported above. EBIT margin is the ratio of EBIT to net sales.

[ii] In accordance with the SEC's Regulation G, this schedule provides the definition of certain non-GAAP measures and the reconciliation to the most closely related GAAP measure. Management believes the presentation of EBIT, EBIT margin, adjusted EBIT and adjusted EBIT margin provides useful additional information to investors about trends in the company's operations and is useful for comparability of performance over time. These non-GAAP financial measures should not be considered in isolation or as a substitute for the comparable GAAP measures. In addition, these non-GAAP financial measures may not be the same as similar measures provided by other companies due to potential differences in methods of calculation and items being excluded. They should be read in connection with the company's consolidated financial statements presented in accordance with GAAP.

[iii] Adjusted EBIT (a non-GAAP measure) represents earnings (losses) before income taxes (a GAAP measure), excluding interest income, interest expense and other significant items that are nonrecurring or unusual (such as the pension settlement charge, incremental costs and insurance recoveries related to the August 2023 cyberattack, asset impairments, charges related to the streamlined operating model, charges related to the digital capabilities and productivity enhancements investment, significant losses/(gains) related to acquisitions/divestitures and other nonrecurring or unusual items as reported above). Adjusted EBIT margin is the ratio of adjusted EBIT to net sales.

[iv] Represents losses related to the divestitures of the Argentina and Better Health VMS businesses.

[v] Represents costs related to the settlement of the domestic qualified pension plan.

[vi] Reflects incremental costs, net of insurance recoveries, related to the cyberattack. These costs relate primarily to third-party consulting services, including IT recovery and forensic experts and other professional services incurred to investigate and remediate the attack, as well as incremental operating costs from the resulting disruption to the company's business operations.

[vii] Reflects a noncash impairment charge for goodwill and trademarks related to the VMS business.

[viii] Reflects the restructuring and related costs, net, incurred by the company for implementation of the streamlined operating model. These expenses were primarily attributable to employee-related costs and other associated costs.

[ix] Reflects the operating expenses incurred by the company related to its digital capabilities and productivity enhancements investment. The majority of these expenses relate to external consulting fees. The remaining expenses relate to internal IT project management and supporting personnel costs and other costs.

²Reconciliation of Economic Profit (Unaudited)[i]

Dollars in millions	FY25	FY24	FY23
Earnings before income taxes	$ 1,078	$ 398	$ 238
Add back:			
Certain U.S. GAAP items[ii]	159	580	605
Interest expense	88	90	90
Earnings before income taxes, certain U.S. GAAP items and interest expense	**1,325**	**1,068**	**933**
Less:			
Income taxes on earnings before income taxes, certain U.S. GAAP items and interest expense[iii]	284	215	220
Adjusted after tax profit	1,041	853	713
Less: After tax profit attributable to noncontrolling interests	14	12	12
Adjusted after tax profit attributable to Clorox	1,027	841	701
Average capital employed[iv]	3,009	2,978	3,383
Less: Capital charge[v]	271	268	304
Economic profit[i] (Adjusted after tax profit attributable to Clorox less capital charge)	$ 756	$ 573	$ 397

i Economic profit (EP) is defined by the company as earnings before income taxes, excluding certain U.S. GAAP items (such as the pension settlement charge, incremental costs and insurance recoveries related to the August 2023 cyberattack, asset impairments, charges related to implementation of the streamlined operating model, charges related to digital capabilities and productivity enhancements investment, significant losses/(gains) related to acquisitions/divestitures and other nonrecurring or unusual items impacting comparability) and interest expense; less income taxes (calculated based on the company's effective tax rate excluding the identified U.S. GAAP items), and less after tax profit attributable to noncontrolling interests, and less a capital charge (calculated as average capital employed multiplied by a cost of capital rate). EP is a key financial metric that the company's management uses to evaluate business performance and allocate resources, and is a component in determining employee incentive compensation. The company's management believes EP provides additional perspective to investors about financial returns generated by the business and represents profit generated over and above the cost of capital used by the business to generate that profit.

ii Certain U.S. GAAP items include the loss on divestitures, the pension settlement charge, incremental costs and insurance recoveries related to the August 2023 cyberattack, incremental operating expenses related to the implementation of the company's digital capabilities and productivity enhancements investment, restructuring and related costs related to implementation of the streamlined operating model and noncash impairment charges related to the Better Health VMS business.

iii The tax rate applied is the effective tax rate before the identified U.S. GAAP items and was 21.4%, 20.1% and 23.6% in fiscal years 2025, 2024 and 2023, respectively. The difference between the fiscal year 2025 effective tax rate on earnings of 23.6% is due to the tax rate impact of the FY25 divestiture of the Better Health VMS business, August 2023 cyberattack insurance recoveries and incremental operating expenses recorded related to the implementation of the company's digital capabilities and productivity enhancements investment of (2.3)%, (0.1)% and 0.2%, respectively. The difference between the fiscal year 2024 effective tax rate on earnings of 26.5% is due to the tax rate impact of the FY24 divestiture of the Argentina business, the pension settlement charge, incremental operating expenses recorded related to the implementation of the company's digital capabilities and productivity enhancements investment, incremental August 2023 cyberattack costs, net of insurance recoveries, and costs related to the streamlined operating model of (8.6)%, 0.9%, 0.9%, 0.2% and 0.2%, respectively. The difference between the fiscal year 2023 effective tax rate on earnings of 32.4% is due to the tax rate impact of the FY23 VMS impairment and incremental operating expenses recorded related to the implementation of the company's digital capabilities and productivity enhancements investment of (8.9)% and 0.1%, respectively.

iv Total capital employed represents total assets less non-interest-bearing liabilities. Adjusted capital employed represents total capital employed adjusted to add back current year, after tax U.S. GAAP items, as applicable, and deduct the current year after tax noncash, nonrecurring gain. Average capital employed is the average of adjusted capital employed for the current year and total capital employed for the prior year, based on year-end balances. See below for details of the average capital employed calculation.

v Capital charge represents average capital employed multiplied by a cost of capital, which was 9% for all fiscal years presented. The calculation of capital charge includes the impact of rounding numbers.

vi Accounts payable and accrued liabilities and Other liabilities are adjusted to exclude interest-bearing liabilities.

Dollars in millions	FY25	FY24	FY23
Total assets	$ 5,561	$ 5,751	$ 5,945
Less:			
Accounts payable and accrued liabilities[vi]	1,813	1,473	1,650
Current operating lease liabilities	87	84	87
Income taxes payable	—	—	121
Long-term operating lease liabilities	305	334	310
Other liabilities[vi]	330	827	804
Deferred income taxes	20	22	28
Non-interest-bearing liabilities	2,555	2,740	3,000
Total capital employed[iv]	**3,006**	**3,011**	**2,945**
After tax certain U.S. GAAP items[ii]	—	—	362
Adjusted capital employed[iv]	**3,006**	**3,011**	**3,307**
Average capital employed	**$ 3,009**	**$ 2,978**	**$ 3,383**

³Supplemental Unaudited Reconciliation of Adjusted Earnings Per Share[i,ii]

Dollars in millions except per share data	FY25	FY24	FY23
As reported (GAAP)	$ 6.52	$ 2.25	$ 1.20
Loss on divestiture[iii]	0.94	1.85	—
Pension settlement charge[iv]	—	1.04	—
Cyberattack costs, net of insurance recoveries[v]	(0.42)	0.17	—
VMS impairment[vi]	—	—	2.91
Streamlined operating model[vii]	—	0.20	0.37
Digital capabilities and productivity enhancements investment[viii]	0.68	0.66	0.61
As adjusted (non-GAAP)[i,ii]	$ 7.72	$ 6.17	$ 5.09

[i] Adjusted EPS is defined as diluted earnings per share that excludes or has otherwise been adjusted for significant items that are nonrecurring or unusual. The income tax effect on non-GAAP items is calculated based upon the tax laws and statutory income tax rates applicable in the tax jurisdiction(s) of the underlying non-GAAP adjustment.

[ii] Adjusted EPS is supplemental information that management uses to help evaluate the company's historical and prospective financial performance on a consistent basis over time. Management believes that by adjusting for certain items affecting comparability of performance over time, such as the pension settlement charge, incremental costs, net of insurance recoveries, related to the cyberattack, asset impairments, charges related to the streamlined operating model, charges related to the digital capabilities and productivity enhancements investment, significant losses/(gains) related to acquisitions/divestitures and other nonrecurring or unusual items, investors and management are able to gain additional insight into the company's underlying operating performance on a consistent basis over time. However, adjusted EPS may not be the same as similar measures provided by other companies due to potential differences in methods of calculation or differences in which items are incorporated into these adjustments.

[iii] During the twelve months ended June 30, 2025, the company incurred an after tax charge of $118 related to the divestiture of the Better Health VMS business. During the twelve months ended June 30, 2024, the company incurred approximately $240 ($231 after tax) of costs related to the divestiture of the Argentina business.

[iv] During the twelve months ended June 30, 2024, the company incurred approximately $171 ($130 after tax) of costs related to the settlement of the domestic qualified pension plan.

[v] During the twelve months ended June 30, 2025, the company recognized approximately $70 ($53 after tax) of insurance recoveries related to the cyberattack. In the twelve months ended June 30, 2024, the company incurred approximately $29 ($22 after tax) of costs related to the cyberattack, net of insurance recoveries. These costs related primarily to third-party consulting services, including IT recovery and forensic experts and other professional services incurred to investigate and remediate the attack, as well as incremental operating costs from the resulting disruption to the company's business operations.

[vi] During the year ended June 30, 2023, noncash impairment charges of goodwill and trademarks were recorded of $445 ($362 after tax) related to the VMS business.

[vii] During the twelve months ended June 30, 2024 and 2023, the company incurred approximately $32 ($25 after tax) and $60 ($45 after tax), respectively, of restructuring and related costs, net for implementation of the streamlined operating model.

[viii] During the twelve months ended June 30, 2025, 2024 and 2023, the company incurred approximately $111 ($85 after tax), $108 ($82 after tax) and $100 ($76 after tax), respectively, of operating expenses related to its digital capabilities and productivity enhancements investment.

⁴Reconciliation of Free Cash Flow

Dollars in millions Percentages based on rounded numbers	FY25	FY24	FY23
Net cash provided by operations — GAAP	$ 981	$ 695	$ 1,158
Less: Capital expenditures	220	212	228
Free cash flow — non-GAAP[i]	$ 761	$ 483	$ 930
Free cash flow as a percentage of net sales — non-GAAP[i]	10.7%	6.8%	12.6%
Net sales	$ 7,104	$7,093	$7,389

[i] In accordance with the SEC's Regulation G, this schedule provides the definition of certain non-GAAP measures and the reconciliation to the most closely related GAAP measure. Management uses free cash flow and free cash flow as a percentage of net sales to help assess the cash generation ability of the business and funds available for investing activities, such as acquisitions, investing in the business to drive growth and financing activities, including debt payments, dividend payments and stock repurchases. Free cash flow does not represent cash available only for discretionary expenditures since the company has mandatory debt service requirements and other contractual and nondiscretionary expenditures. In addition, free cash flow may not be the same as similar measures provided by other companies due to potential differences in methods of calculation and items being excluded. These non-GAAP financial measures should not be considered in isolation or as a substitute for the comparable GAAP measures and should be read in connection with the company's consolidated financial statements presented in accordance with GAAP.

About This Report




Current Priorities

The Clorox Company's integrated annual report highlights our financial and sustainability performance. Unless otherwise noted, fiscal year financial performance is presented in accordance with GAAP in the U.S., which include principles for determining materiality related to financial reporting. For any non-GAAP financial information, we have provided reconciliations to the most comparable GAAP measure starting on page 20. The sustainability information focuses on performance related to the company's identified sustainability priorities. For purposes of this reporting, prioritization is based on how much a topic influences our business success, including alignment with our corporate strategy and purpose; potential impact on our operations, consumers, business partners and other stakeholders; potential sustainability impacts; and the importance of the topic to our stakeholders. Key sustainability priorities may include, but are not limited to, topics that could have a significant financial impact on our company.

Review of Nonfinancial Information

We believe voluntary assurance strengthens our reporting process and enhances the credibility of our nonfinancial information. As in past years, we engaged a third party to review the following nonfinancial key performance indicators, selected based on their priority to Clorox: certain GHG emissions, renewable electricity consumption, energy consumption, and percentage of electricity from renewable energy in the U.S. and Canada. Items that underwent assurance are indicated with an ◆ throughout the full version of our FY25 Integrated Annual Report.

Third-Party Sustainability Frameworks

This year's report has been developed in alignment with the Sustainability Accounting Standards Board's Household and Personal Products standard and the Task Force on Climate-related Financial Disclosures framework.

- SASB's industry-specific standards aim to help businesses identify, manage and report on the sustainability topics that matter most to their investors.

- TCFD, assumed by the International Sustainability Standards Board, provides recommendations on how companies should disclose climate-related financial risks and opportunities to investors and other stakeholders. The International Financial Reporting Standards' Sustainability Disclosure Standards is built upon the recommendations of the TCFD.

While Clorox used the sustainability reporting frameworks outlined above for this fiscal year, we continue to evaluate nonfinancial data disclosure best practices and usefulness to our stakeholders.

Reporting Period and Boundary

Most data in this report covers wholly and majority owned operations for fiscal year July 1, 2024, through June 30, 2025. Data in this report for environmental sustainability — excluding ZWtL metrics — and other metrics, as noted, is for the calendar year period of Jan. 1, 2024, through Dec. 31, 2024.

Shareholder Information

Stock Listing and Number of Record Holders

The Clorox Company's common stock is listed on the New York Stock Exchange, identified by the symbol CLX. As of July 23, 2025, the number of record holders of Clorox's common stock was 7,960.

Transfer Agent, Registrar and Dividend Disbursing Agent

Inquiries relating to shareholder records, change of ownership, change of address and the dividend reinvestment/direct stock purchase plan should be sent to:

Computershare
First Class/Registered/Certified Mail:
P.O. Box 43006
Providence, RI 02940-3078

Courier Services:

Computershare
150 Royall Street, Suite 101
Canton, MA 02021
877-373-6374 or 781-575-2726

TDD 800-952-9245 or 312-588-4110 for the hearing impaired
computershare.com/investor

Shareholder Information Service

The latest company news is available at TheCloroxCompany.com.

Dividend Reinvestment/Direct Stock Purchase Plan

Clorox has authorized Computershare to offer a dividend reinvestment/direct stock purchase plan. Registered shareholders can purchase additional shares. Nonshareholders may join the plan with an initial investment, lump sum or bank debit. Most fees are paid by Clorox.

For more information or plan materials, visit thecloroxcompany. com>Investors>Investor Resources>Direct Stock Purchase Plan or contact Computershare.

Management Report on Internal Control Over Financial Reporting

Clorox management, under the supervision and with the participation of the chief executive officer and chief financial officer, has assessed the effectiveness of the company's internal control over financial reporting as of June 30, 2025, and concluded that it is effective. For more information, see Item 9.A. of the company's annual report on Form 10-K for the fiscal year ended June 30, 2025.

2025 Financial Information

Full financial statements are provided in the company's 2025 proxy statement and annual report on Form 10-K. The company's proxy statement and annual report on Form 10-K for the fiscal year ended June 30, 2025, are available at TheCloroxCompany.com and through the SEC's EDGAR database.

Forward-Looking Statements

Except for historical information, matters discussed in the annual report are forward-looking statements and are based on management's estimates, assumptions and projections. Actual results could vary materially. Please review the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in the company's annual report on Form 10-K for the fiscal year ended June 30, 2025, and subsequent SEC filings for factors that could affect the company's performance and cause results to differ materially from management's expectations. The information in this report reflected management's estimates, assumptions and projections as of August 8, 2025. Clorox has not made updates since then and makes no representation, express or implied, that the information is still current or complete. The company is under no obligation to update any part of this document.



Comparative Stock Performance

The graph below compares the cumulative total stockholder return of the Common Stock for the last five fiscal years with the cumulative total return of the Standard & Poor's 500 Stock Index and a composite index composed of the Standard & Poor's Household Products Index and the Standard & Poor's Housewares & Specialties Index (referred to below as the Peer Group) for a five-year period ending June 30, 2025. The composite index is weighted based on market capitalization as of the end of each quarter during each of the last five years. The graph lines merely connect the prices on the dates indicated and do not reflect fluctuations between those dates.

Comparison of Five-Year Cumulative Total Return*
Among The Clorox Company, the S&P 500 Index and Peer Group



▲ S&P 500   ● Peer Group   ■ The Clorox Company



* $100 invested on 6/30/20 in stock or index, including reinvestment of dividends. Fiscal year ending June 30.

	2020	2021	2022	2023	2024	2025
The Clorox Company	100.00	83.75	67.49	78.61	69.76	63.41
S&P 500	100.00	140.79	125.85	150.51	187.47	215.89
Peer Group	100.00	112.34	118.44	125.81	140.30	137.19

The stock price performance included in this graph is not necessarily indicative of future stock price performance.







The Clorox Company

1221 Broadway, Oakland, CA 94612
TheCloroxCompany.com





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